April 6, 2016

U.S. Securities and Exchange Commission
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:     Comment letter dated March 31, 2016
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-11083

Dear Ms. Tillan:

This letter is in response to your letter dated March 31, 2016 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments in italicized font below, with our responses following the Staff’s comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures by Boston Scientific, page 52

1.
We note that you use “adjusted net income” to assist you in assessing your cash generated from operations and to evaluate your liquidity. As such, it appears that “adjusted net income” is a non-GAAP liquidity measure. Please explain to us how you have considered Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges that required, or will require, cash settlement from a non-GAAP liquidity measure.

In response to the Staff’s comments, we acknowledge that Regulation S-K Item 10(e)(1)(ii)(A) prohibits a registrant from excluding charges or liabilities that required, or will require, cash settlement from a non-GAAP liquidity measure. We confirm for the Staff that we use adjusted net income as a supplemental non-GAAP financial measure solely to evaluate performance, including facilitating a comparison to past performance, analyzing underlying trends in our business, assessing performance relative to our competitors, establishing operational goals and forecasts that are used in allocating resources, and understanding the performance of our operating segments. We acknowledge the reference to cash generated from operations and liquidity in our description of certain adjustments to GAAP net income in order to arrive at adjusted net income, namely goodwill and other intangible asset impairment charges and amortization expense; however, we respectfully advise the Staff that adjusted net income is not intended to be a liquidity measure. In response to the Staff’s comments, in future filings, we will remove the references to cash generated from operations and liquidity in our description of certain adjustments to GAAP net income.

Item 8. Financial Statements

Legal and Product Liability Costs, page 70

2.
You disclose that you accrue anticipated costs of settlement, damages, losses for product liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable; otherwise you expense these costs as incurred. Please clarify for us when you use historical experience versus when you use specific identification, and also the reason why probable and estimable is limited to specific losses. Please tell us how you considered ASC 450-20-25-2 in determining your policy.

We confirm for the Staff that we record losses associated with litigation and product liability when they are probable and estimable in accordance with ASC 450-20-25-2. In the normal course of business, we are involved in various legal and regulatory proceedings, including intellectual property, breach of contract, securities litigation, governmental investigations and product liability suits. These matters usually involve unique fact patterns, and in such cases we perform a specific assessment of the matter to determine if a loss is probable and estimable. If a loss is probable and estimable based on this assessment, we would record the estimated loss in accordance with ASC 450-20-25-2 and 450-20-25-5. In certain instances, primarily related to product liability cases and claims, we may have multiple claims asserted against us involving similar overall fact patterns, including the same or similar products and/or similar underlying claims being made by plaintiffs. In these instances, we may have an established history related to prior similar claims that we would use as the basis for determining whether a loss is probable and estimable in accordance with ASC 450-20-25-2.

In connection with our response set forth above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff’s comments. The Staff should not hesitate to contact me directly at (508) 683-4466 with any questions that it may have.

Sincerely,

/s/ Daniel J. Brennan
Daniel J. Brennan
Executive Vice President and Chief Financial Officer